August 5, 2011

VIA EDGAR

Christina Chalk

Senior Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scientific Games Corporation
Schedule TO-I filed July 19, 2011
SEC File No. 5-36154

Dear Ms. Chalk:

Set forth below are the responses of Scientific Games Corporation (the “Company,” “we” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter to Ira H. Raphaelson, Vice President, General Counsel and Secretary of the Company, dated August 1, 2011 (the “Comment Letter”), with respect to the above-referenced filing (the “Schedule TO”).

For the convenience of the Staff, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  Terms used herein that are defined in the Offer to Exchange filed as Exhibit 99.(a)(1)(i) to the Schedule TO have the meanings ascribed to such terms in the Offer to Exchange.  Section and page references in the responses below are to Sections and pages of the Offer to Exchange filed as Exhibit 99.(a)(1)(i) to Amendment No. 1, filed by the Company on the date hereof, to the Schedule TO.

General

1.              In your response letter, tell us how you disseminated the Offer to Exchange.  Disclosure in the offer materials refers to a Web site where the offer materials are available, as well as to the SEC EDGAR site. We may have additional comments.

We disseminated the Offer to Exchange and related information by email communication to eligible employees and directors directing them to the option exchange website on which the Offer to Exchange and related materials are posted.

Specifically, eligible employees received an email communication from the Company’s Chief Executive Officer (see Exhibit 99.(a)(1)(ii) to the Schedule TO) and an email communication from the Company’s Chief Human Resources Officer (see Exhibit 99.(a)(1)(iii) to the Schedule TO) on the day the Company commenced the offer.  These communications included the web address for the option exchange website and instructions on how to log on to the website.  The communication from the Company’s Chief Human Resources Officer advised eligible employees that they may contact the Company’s Human Resources Department at the phone number provided to request a paper copy of the information that is posted on the option exchange website, without charge, should they be unable to access the website.

Eligible (non-employee) directors received the communication from the Company’s Chief Executive Officer referred to above, as well as a separate email communication from the Company’s Human Resources Department (see Exhibit 99.(a)(1)(vii) to the Schedule TO) instructing them on how to log on to the option exchange website.  This communication from the Human Resources Department advised these directors that they will be able to receive a paper copy of the information that is posted on the website, without charge, should they be unable to access the option exchange website.  Contact information (phone number and email address) for the Company’s Human Resources Department was provided in the communication to allow them to make such a request.

On August 2, 2011, reminder notices were emailed to eligible employees and directors who had not already made an election (see Exhibit 99.(a)(1)(vi) to the Schedule TO).  Again, recipients were advised that they may contact the Company’s Human Resources Department at the phone number provided to request a paper copy of the information that is posted on the website, without charge, should they be unable to access the option exchange website.

All of the persons who are eligible to participate in the offer are current employees or directors of the Company, numbering approximately 146 persons.  Prior to commencing the offer, we confirmed that all of the eligible employees and directors have daily access to a computer and the Internet, and typically access email systems on a daily basis in the ordinary course of performing their duties as employees and directors.  Our employees and directors are expected to log-on to their email accounts routinely to receive Company-related communications.  Eligible employees and directors were advised that the externally-hosted option exchange website can be accessed from work or from home.  We are not aware of any eligible employee or director who is unable to access the Offer to Exchange and related materials on the option exchange website.

We respectfully submit that the foregoing is an appropriate method for disseminating the Offer to Exchange and related information based on the Commission’s interpretative guidance.  In Release No. 34-37182 (May 9, 1996) (the “1996 Release”), the Commission provided examples of appropriate use of electronic media to satisfy disclosure delivery obligations under the federal securities laws.  In one example, a company disseminates disclosure documents by electronic mail to employees who use the company’s email in the ordinary course of performing their duties as employees and ordinarily are expected to log-on to email routinely to receive mail and communications (or have an alternative means of receiving email messages, such as having them sent to secretaries or co-workers who then deliver them to the employee).  Under this example, the email either includes the actual disclosure document or announces the availability of the document and provides information on how to electronically access the document.  The email referred to in the example also prominently states that a paper version of the document is available upon request.  Release No. 34-42728 (April 28, 2000), at footnote 106, confirmed that this example from the 1996 Release continues to be valid.  Our method of disseminating the Offer to Exchange, as discussed above, is consistent with the dissemination method outlined in this example.

In light of the foregoing, we respectfully submit that our method of disseminating the Offer to Exchange was appropriate based on the Commission’s interpretative guidance relating to electronic dissemination of disclosure documents.

2.              Under the terms of the offer, the exchange ratio for eligible options held by directors is twice that applicable to an identical option held by an eligible employee who is not a director. Tell us how this is consistent with the “best price” requirements of Rule 13e-4(f)(8)(ii). If you seek to rely on the “global exemptive order” for Issuer Exchange Offers Conducted for Compensatory Purposes (March 21, 2001), explain specifically how this disparity serves a compensatory purpose.

In the “global exemptive order” for Issuer Exchange Offers Conducted for Compensatory Purposes (March 21, 2001) (the “Exemptive Order”), the Commission granted an exemption from Rules 13e-4(f)(8)(i) and (ii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “all holders” and “best price” rules) for option exchange offers that meet the conditions specified in the Exemptive Order.  The Company respectfully submits that the offer, including exchange ratios for eligible options that are less favorable to eligible directors (including three senior executive officers serving as directors) than those applicable to eligible employees who are not directors, is permissible under the Exemptive Order because all of the conditions of the Exemptive Order are satisfied.  Specifically:

1.               the Company is eligible to use Form S-8, the options subject to the offer were issued under “employee benefit plans” as defined in Rule 405 under the Securities Act of 1933, as amended, and the securities offered in the offer will be issued under such an employee benefit plan;

2.               the offer is being conducted for compensatory purposes;

3.               the Company has disclosed in the Offer to Exchange the essential features and significance of the offer, including risks that eligible employees and directors should consider in deciding whether to accept the offer; and

4.               except as exempted in the Exemptive Order, the Company has complied with Rule 13e-4 under the Exchange Act.

The Company’s Board of Directors and Compensation Committee considered the exchange ratio disparity in the context of the overall compensatory purpose of the offer and the Company’s compensation policies and practices.  In particular, the Board and the Compensation Committee believe that the offer provides a valuable means to retain and motivate eligible employees and directors as it provides them with an opportunity to exchange eligible options currently with no intrinsic value for new RSUs that are more certain to enable tendering participants to realize compensation.  The new RSUs granted in the option exchange will generally have a vesting period that ends on the later of one year from the date of grant and the original stated vesting date of the corresponding exchanged options, which the Company believes will help retain the services of tendering participants.  The option exchange is also expected to significantly reduce the number of shares subject to outstanding equity awards and return a substantial number of such shares to the pool of available shares under the Plan, which facilitates the continued operation of the Company’s equity compensation programs.

In the case of eligible directors subject to the exchange ratio disparity, the offer furthers the compensatory purposes described above.  The offer provides eligible directors with an opportunity to exchange eligible options currently with no intrinsic value for new RSUs that are more certain to compensate tendering eligible directors and have vesting terms that the Company believes will help retain the services of eligible directors.  By allowing eligible directors to participate in the offer but at higher exchange ratios, the Company furthers the compensatory purpose of facilitating the continued operation of the Company’s equity compensation programs through the potential return of a substantial number of shares to the pool of available shares under the Plan in exchange for a relatively lower number of new RSUs.

Furthermore, in structuring the terms of the offer, the Board and the Compensation Committee believed that the exchange ratio disparity described above would be critical in securing approval of the offer by the Company’s stockholders, which was required under the Plan and Nasdaq Marketplace Rule 5635(c) and obtained on June 7, 2011.  Our directors were aware that stockholders, particularly institutional stockholders, often vote against proposals for option exchange programs that permit directors and executive officers to participate, on grounds that their exchange of underwater options would represent excessive compensation and undermine important objectives of compensatory stock options.  As discussed above, the Board and the Compensation Committee concluded that participation by directors and executive officers was desirable for the compensatory reasons described above.  The directors, however, sought to acknowledge the potential concerns of the Company’s stockholders, and also limit their own potential benefits under the offer so that the offer would be viewed positively and approved by stockholders, by offering less favorable exchange ratios to directors (including three senior executive officers serving as directors).

Accordingly, we respectfully submit that the exchange ratio disparity is permissible under the Exemptive Order, which specifically provides that “[i]ssuers conducting these exchange offers often want the ability to treat option holders differently in order to accomplish their compensation objectives.... This exemption eliminates the limitations that the all holders and best price rules place on issuers’ ability to structure exchange offers in a manner consistent with their compensation policies and practices. The Division believes that these exchange offers do not present the same concerns caused by discriminatory treatment among security holders that Rules 13e-4(f)(8)(i) and (ii) were intended to address.”

In this regard, we note that many companies have implemented option exchange programs through exchange offers under Rule 13e-4 of the Exchange Act with directors and executive officers entirely excluded from participation.  The Exemptive Order has been relied on for this exclusion from the “all holders” rule and, to our knowledge, the Staff has not objected.  See, e.g., Rite Aid Corporation, Schedule TO-I filed Mar. 21, 2011; Intel Corporation, Schedule TO-I filed Sept. 22, 2009; Advanced Micro Devices, Inc., Schedule TO-I filed June 29, 2009.  We respectfully submit that the exchange ratio disparity in the offer is analogous to outright exclusion of directors and executive officers for purposes of applicability of the Exemptive Order, as the same standards apply under the Exemptive Order for an exemption from the “all holders” rule as apply for an exemption from the “best price” rule.  If anything, the exchange ratio disparity is a significantly more beneficial treatment of these option holders than the common practice of completely excluding directors and executive officers from participation in an exchange offer.  We also note that exemptive relief has been granted for other option exchange programs in which differential price treatment was applied to participants based on such factors as the participant’s management/compensation status.  See Microsoft Corporation (October 15, 2003); LookSmart, Ltd. (Mar. 20, 2001); Amazon.com, Inc. (Feb. 28, 2001).

Accordingly, the Company respectfully submits that the offer, including the exchange ratio disparity, is permissible under the Exemptive Order.

Summary Term Sheet and Questions and Answers

3.              Briefly describe the accounting treatment of the offer, or explain in your response letter why it is not material in the context of this transaction. See Item 1004(1)(xi) of Regulation M-A.

We disclose the accounting consequences that may result from the offer in Section 12 of the Offer to Exchange (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer) on pages 47-48.

In response to the Staff’s comment, we have added a brief description of the potential accounting consequences of the offer under new Question and Answer Number 29 in the Summary Term Sheet and Questions and Answers of the Offer to Exchange (“Summary Term Sheet”) on page 19, as well as a cross-reference to the more detailed discussion of the potential accounting consequences of the offer in Section 12 of the Offer to Exchange.

How do I know whether I am eligible to participate in this offer?, page 4

4.              We note the disclosure here that you reserve the right to “withdraw” the offer in any jurisdiction for which you determine that the offer would have adverse regulatory, tax or other implications. While you may set the terms of the offer, including any conditions upon which it is made, you may not simply “withdraw” an existing offer at will. Reserving the right to do so renders this an impermissible illusory offer. Please revise the language here and any comparable disclosure in the Offer to Exchange to specifically set forth the conditions, the occurrence or non-occurrence of which will allow you to terminate the offer to exchange. In this regard, once the offer is terminated based on an offer condition, it must be terminated as to everyone, not only in specific jurisdictions.

In response to the Staff’s comment, we have revised Question and Answer Number 3 in the Summary Term Sheet on page 4 to remove the paragraph describing a right to “withdraw” the offer in any jurisdiction for which we determine that the offer would have adverse regulatory, tax or other implications.  Further, we have added disclosure in Section 7 of the Offer to Exchange (Conditions to the Offer) on page 38 to clarify that, if we terminate the offer based on an offer condition, we will terminate the offer as to all eligible employees and directors in all jurisdictions, not only those in certain jurisdictions.

We have also clarified any comparable disclosure in the Offer to Exchange describing a right to “withdraw” the offer.  In particular, we clarified disclosure relating to our right to terminate the offer in the event the Company is acquired prior to the expiration of the offer under Question and Answer Number 26 in the Summary Term Sheet on page 18, as well as in Section 9 of the Offer to Exchange (Source and Amount of Consideration; Terms of New RSUs) on page 42, and in each case added a cross-reference to Section 7 of the Offer to Exchange (Conditions of the Offer).

Procedures for Electing to Exchange Options, page 33

5.              The language in the second to last paragraph in this section (on page 35) is unclear as to whether you are reserving the right to waive only defects or irregularities in tenders as to certain tendering option holders, or whether you are also seeking to reserve the right to waive offer conditions as to certain tendering option holders as well. Similar language appears in the second to last paragraph of the next section in the Offer to Exchange (on page 36). The former is permissible while the latter is not, because the terms of the offer must be the same as to all option holders. Please revise or advise.

In response to the Staff’s comment, we have revised the referenced language in Section 4 of the Offer to Exchange (Procedures for Electing to Exchange Options) on page 35 and Section 5 of the Offer to Exchange (Withdrawal Rights and Change of Election) on page 36 to clarify that we may waive defects or irregularities in tenders as to certain tendering option holders.

We have also included disclosure in Section 7 of the Offer to Exchange (Conditions to the Offer) on page 39 to clarify that any waiver of a condition to the offer will apply to all eligible employees and directors.

Conditions of the Offer, page 37

6.              All offer conditions except those related to regulatory approvals necessary to the consummation of the offer must be satisfied or waived as of the expiration of the offer, not the date of acceptance of tendered options. Please revise the language in the first paragraph of this section accordingly.

We have revised the above-referenced language in Section 7 of the Offer to Exchange (Conditions to the Offer) on page 37, as requested by the Staff.

7.              One of the listed conditions states that you may terminate the offer if the closing price of your shares on the Nasdaq Global Select Market exceeds $11.99. Clarify whether this offer condition will be judged only at expiration or whether this offer condition is “triggered” if the $11.99 closing price is exceeded on any date while the offer is open. If the latter, note that once the offer condition is triggered, you must inform option holders whether you will waive it and proceed with the offer or terminate the offer and return tendered options. You may not wait until the end of the offer period to terminate based on a triggering event that occurs before the last day of the offer.

In response to the Staff’s comment, we have revised the disclosure in Section 7 of the Offer to Exchange (Conditions to the Offer) on page 38 to clarify that the above-referenced condition will be triggered only if the $11.99 closing price is exceeded on the completion date of the offer, and not on any other date while the offer is open.

*******

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the above response, please contact me or Jack Sarno, Deputy General Counsel and Assistant Secretary, at (212) 754-2233.

Very truly yours,

/s/ Ira H. Raphaelson

Ira H. Raphaelson
Vice President, General Counsel and Secretary